UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Consent Solicitation

The requisite majority approval of the shareholders resolution described in the consent solicitation materials attached as an exhibit to this Report on Form 6-K has been obtained and, accordingly, the resolution of shareholders of Tsakos Energy Navigation Limited (the “Company”) for the re-designation of 15,000,000 of its existing authorized shares as preferred shares, each on such terms and conditions and having such rights or restrictions as the Company’s Board of Directors may from time to time determine prior to the issue of such preferred shares, has been adopted. As of the date hereof, the Company’s authorized share capital consists of 85 million common shares, par value $1.00 per share, and 15 million preferred shares, par value $1.00 per share.

This Report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-184042) initially filed with the SEC on September 21, 2012;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) filed with the SEC on May 19, 2006;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

EXHIBIT INDEX

99.1       Consent Solicitation Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2013

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer